Exhibit 4(c)(vi)

Olivier Bohuon

110 Rue du Chateau

92100 Boulogne

France

9 February 2011

Dear Olivier,

I am delighted to confirm our offer to you to join Smith & Nephew on 1 April 2011, initially as Executive Director and Chief Executive Officer Elect, with a view to appointment as Chief Executive Officer at the Annual General Meeting to be held on 14 April this year. The purpose of this letter is to set out the main terms and conditions of your employment by smith & Nephew UK Limited (the “Company”). A full employment contract will be prepared shortly.

Salary

You will receive a salary of €1,050,000 per annum, reviewable each 1 April, paid monthly in arrears less required deductions.

Bonus

You will be eligible to participate in the Annual incentive Plan. Your on-target bonus for 2011 will be 100% of salary for on-target performance with an “outperformance” maximum of 150% of salary. The performance measures currently comprise a mix of financial measures and personal objectives. One-third of any 2011 bonus in excess of target will be deferred into shares which will vest over a three year period in three equal installments. Your 2011 bonus will be pro-rated to reflect the number of months during 2011 in which you are employed by the Company.

Annual Share- Incentive Plans

You will be awarded share options to the nominal value of 100% of your salary on an annual basis commencing September 2011. The options will be subject to performance conditions, currently based on Total Shareholder Return by comparison to our peers.

You will also be awarded performance shares to the nominal value of 150% of your salary on an annual basis commencing September 2011. The shares will be subject to performance conditions, currently based on growth in Adjusted Earnings per Share, with a “kicker” based on Total Shareholder Return.

As an alternative, you may choose to forego the award of share options and receive an increased number of performance shares of equivalent value.

Signing-on Award

On joining the company, or as soon as reasonably practicable after joining, you will receive a signing-on award as follows:

a)	an award of 200,000 restricted shares: and

b)	a cash payment of € 1,400,000 (less required deductions)

The terms applicable to the signing-on award will be sent to you under separate cover. Subject to these terms, we can confirm that the restricted share aware element will vest in three equal tranches on the first, second and third anniversaries of the date of the award. There will be no performance conditions attached to these shares.

Pension

You will receive a contribution of 30% of salary into an appropriate pension arrangement of your choice (less required deductions).

Other Benefits

You will also be eligible to receive the usual benefits associated with an appointment at this level, including a company car or car allowance, health & life assurance, long term disability plan and you will be eligible to join the Smith & Nephew savings related share option scheme.

Your participation in all the above arrangements will be in accordance with the rules of the various plans, which will be provided to you in due course and the terms of your employment contract. The Remuneration Committee keeps the structure of remuneration packages under review and the specific balance of elements or precise performance measures may be subject to change over time.

Annual Leave

You will be entitled to 25 days paid leave per calendar year (plus bank and public holidays).

Termination Provisions

Except where dismissal is for serious misconduct, due cause or unacceptable performance, the Company will provide 12 months notice of intention to terminate employment. At its discretion, the Company may require you not to work such notice, but to “go on garden leave” or may choose to pay you a lump sum representing 12 months base salary in lieu of notice, plus an amount in respect of benefits. Additionally, depending on circumstances, the Remuneration Committee will have the discretion to pay you a proportion of the bonus you would have earned.

In the case of termination within 12 months of a Change of Control, you would be entitled to receive a lump sum payment in respect of 12 months notice, plus benefits and bonus at target. The restricted share award element of the signing-on award referred to above would vest immediately. Performance shares and options would be treated in accordance with the rules of the plans.

You would be required to provide 6 months notice of intention to resign.

Following termination, you would be required to observe standard non-compete terms as provided for by the contract of employment.

These provisions are set out in more detail in your employment contract. Where the terms of this letter and those of your employment contact conflict, the terms of your employment contract will prevail (save in respect of the terms of the signing-on award which will be governed by the terms provided by way of separate letter.)

Handover

The determination of an appropriate “induction” period prior to you assuming the role of Chief Executive Officer are subject to further discussion with the Chairman and Dave Illingworth.

I hope that this provides you with enough information to enable you to make a positive decision. We are all looking forward to welcoming you to Smith & Nephew. We have no doubt that you will enjoy the challenges ahead.

Yours sincerely,

By:	/s/ Susan Henderson
Name:	Ms Susan Henderson
Title:	Company Secretary

I agree to accept this offer.

Dated: 9 February 2011

By:	/s/ Olivier Bohuon
Name:	Mr Olivier Bohuon

Dated 9 February 2011

EMPLOYMENT AGREEMENT

BETWEEN

(1) SMITH & NEPHEW UK LIMITED

And

(2) OLIVIER BOHUON

DATE OF EMPLOYMENT AGREEMENT 9 February 2011

PARTIES

(1)	SMITH & NEPHEW UK LIMITED whose registered office is at 15 Adam Street, London WC2N 6LA (“We”)

(2)	OLIVIER BOHUON, of 110 Rue du Chateau, 92100 Boulogne, France (“You”)

A	This Agreement sets out the terms and conditions that apply to your employment with us with effect from 1 April 2011. We also have a staff handbook that contains provisions relevant to your employment. If there is any conflict between that handbook and this Agreement, however, this Agreement prevails.

B	The final section of the Agreement sets out definitions and general provisions that apply throughout the Agreement.

C	Our offer of employment under this Agreement is conditional on the following:

(a) you must have the right to work in the UK and have provided us the documentary evidence of this that we are required to have under the Asylum and Immigration Act 1997.

(b) you must not be subject to any restrictive covenants or other legal obligations which would prevent you from carrying out your job for us.

If these conditions are not satisfied then we have the right to terminate your employment without notice within a reasonable period of our discovering this.

D	You confirm that by entering into this Agreement and working for us that You are not in breach of any obligation to any third party or of any court order.

E	You also confirm that You have disclosed to us in writing details of all previous criminal convictions (other than those that are spent).

INDEX

Section	Description

1	Your Job

2	Your Remuneration

3	Protecting the Company Whilst You Are Employed

4	Discipline and Grievance.

5	Sickness and Absence from Work

6	Termination of Employment

7	Protecting the Company After Your Employment Has Ended

8	Miscellaneous and General Provisions

SECTION ONE: YOUR JOB

1.	THE APPOINTMENT

1.1	You are employed by us as Executive Director and Chief Executive Officer Elect of Smith & Nephew UK Limited from 1 April 2011. For statutory purposes, You have been continuously employed by us since 1 April 2011.

1.2	You will be appointed to the position of Chief Executive Officer of Smith & Nephew UK Limited from 14 April 2011, and as part of your employment duties you will also be appointed to the position of Chief Executive Officer of Smith & Nephew plc from the same date. Your continuing appointment in accordance with all other main board appointments of Smith & Nephew plc, is at the will of the parties, and is subject to the articles of association of Smith & Nephew plc. For the avoidance of any doubt, the provisions of Section Six of this Agreement (in relation to Termination of Employment) will apply to your main board appointment.

1.3	You must comply with all of our rules, regulations, policies and procedures.

1.4	You must carry out all the assigned duties and functions consistent with your role; exercise all the powers and comply with all our instructions in connection with the business that we reasonably require. You must use your reasonable endeavours to promote our interests.

1.5	You must devote the whole of your working time and attention to the duties assigned to You and You must well and faithfully serve the Company and the Group, except as agreed by the board of Smith & Nephew plc.

1.6	If we ask You for any information or explanations about your employment or our business or affairs, You must give it to us as soon as reasonably practicable (in writing if required).

1.7	You must comply with any restrictions that we may properly impose on You or other directors. In particular, You must not without our written consent:

(a)	Incur any capital expenditure or liability on our behalf in excess of the authorisation limits that have been set for You; and

(b)	Enter into any contract or obligation on our behalf that is outside the normal course of our business or your duties or is of an unusual, onerous or long-term nature.

1.8	If we ask, You will accept any directorship, trusteeship or other position of responsibility in the Group that we may reasonably require which is generally consistent with your role.

2.	HOURS OF WORK

2.1	Our normal office hours are currently 9 am to 5 pm Monday to Friday but You are expected to work whatever hours we reasonably require of You.

2.2	We acknowledge that (as a managing executive) the duration of your working time is not measured or predetermined or You can determine it yourself. Nevertheless, if the Working Time Regulations 1998 do govern your working hours, You agree that if we need You to do so that You will work in excess of an average 48 hour working week and that You therefore agree to opt-out of the 48 hour average limit set out in those Regulations. If the law in future permits, You agree that your average working hours should be measured against whatever reference period we may reasonably decide should apply.

3.	PLACE OF WORK

3.1	Your normal place of work is 15 Adam Street, London WC2N 6LA. You may be required to work elsewhere within the United Kingdom at the request of the Board, subject to the Company reimbursing You in respect of all reasonable relocation expenses.

3.2	You are required to travel worldwide as part of your duties.

3.3	For the purposes of Part I of the Employment Rights Act 1996, it is not expected that You will be required to work outside the United Kingdom for more than one month at a time.

SECTION TWO: YOUR REMUNERATION

4.	SALARY

4.1	Your basic annual salary is €1,050,000. This accrues daily and is payable in equal monthly instalments in arrears on or before the last working day of each month.

4.2	Your salary will be reviewed by the Remuneration Committee not less than annually on or about 1 April. The next review date for you will be 1 April 2012. We are not under any obligation to increase it at each review but it shall not be reduced.

4.3	There is no additional remuneration for any directorship, trusteeship or other position of responsibility that You may hold in the Group.

5.	SENIOR EXECUTIVE BONUS SCHEME

5.1	You will be eligible to participate in the Group Executive Bonus Plan. Currently, the Plan is performance-based and for target achievement the bonus payment is 100% of basic salary (66.66% of salary is cash based and 33.33% of salary (i.e. one-third) will be deferred as shares, with no further performance conditions. These shares will vest over three years in the event of continuing employment; the maximum bonus payment is 150% of basic salary (100% cash and 50% deferred into shares). The plan may be changed or withdrawn by the Remuneration Committee at any time. Any payment under the Plan is discretionary and there is no contractual entitlement to receive it. Bonus is not deemed to be contractual remuneration for pension purposes or otherwise. Any bonus payable in respect of 2011 shall be pro-rated for the number of months You are employed by us in 2011.

6.	EXECUTIVE STOCK INCENTIVE PLANS

6.1	You will be eligible to participate in the Senior Executive Stock Incentive Plans, or any successor, at the discretion of the Board of Smith & Nephew plc. This currently comprises the 2004 Performance Share Plan and the Share Option Plan. Awards are normally made in September each year. Full details will be sent to you under separate cover.

6.2	On joining the company, or as soon as reasonably practicable after joining, you will receive a signing-on award of 200,000 restricted shares and a cash payment of €1,400,000. This signing-on award will be subject to the terms of a separate letter governing its terms which will be provided to you.

7.	EMPLOYEE SHARE OPTION SCHEME

You will be eligible to participate in the savings related Employee Share Option Scheme providing you have worked for the Group for three months prior to the relevant invitation date. Invitations are usually made on an annual basis and full details will be sent to You under separate cover.

8.	COMPANY CAR

8.1	You will be provided with benefits in accordance with the Smith & Nephew UK Car Policy. Details of approved drivers and insurance cover are as follows:

(a)	Approved drivers: Company cars may be driven by the designated company car driver, his / her spouse, children over 21, any other authorised nominated driver, and any other Smith & Nephew employee who is a company car driver or is on the list of Approved Drivers. Nominated drivers must hold a valid full UK driving licence, and must have received prior company authorisation.

The car holder’s children may only drive company cars provided they are aged over 21 and have held a full driving licence for one year.

It is a requirement that any employees entitled to a company car must sign a Driver Obligation Form prior to driving a company car.

Any variation to the above arrangements can only be authorised by the Company Secretary of Smith & Nephew plc by written request.

In all schemes (including but not limited to the Car Policy) referred to in this Agreement where there are provisions for a spouse, we will use all reasonable endeavours to procure that the definition of spouse shall include your co-habiting partner.

(b)	Insurance cover: Employees are responsible for taking care of their assigned vehicle and its contents.

The insurance policy arranged by the company covers all company car drivers, their spouses, and other authorised nominated drivers and any children over 21, subject to the conditions above. All company cars are insured for comprehensive cover, including third party, fire and theft. A copy of the insurance certificate will normally be issued every year.

The insurance cover relates only to company cars, and not to any other personal vehicle, whether or not being used on company business.

Any personal loss will be covered only to a maximum of (under current policy) £100. Any claim above this amount should be made through the employee’s home or personal insurance.

In the event of accidents, damage, theft or vandalism occurring that is due wholly or in part to the employee’s negligence, then the employee may be subject to company disciplinary procedures.

(c)	The current company car lease value for your position is £1,155 per month. Examples of cars currently at this level are:

Jaguar XJ type	Mercedes S320 series
BMW 750 series	Audi A8

You can trade-up, and down (in which case You would receive the difference between the car lease value and the actual cost of the vehicle as cash less Tax and National Insurance).

If You select the option of a company car You will be reimbursed for the cost of business and private mileage (except that used for annual holidays). Alternatively, you can) receive a monthly petrol allowance, which under current policy is £100 less tax and national insurance.

(d)	Company car cash alternative: you will be eligible to choose cash payments as an alternative to a company car. The allowance is not pensionable, and is subject to tax and national insurance. Each cash alternative “contract” will last for a minimum period of 12 months.

You are entitled to reimbursement of petrol costs for business and private mileage (unless incurred during any holiday period) as if You had opted for a company car. This is paid at the prevailing standard reimbursement rate through payroll, less tax and national insurance.

9.	PENSIONS, LIFE ASSURANCE AND INCOME PROTECTION

9.1	Pensions, Life Assurance and Income Protection policy is subject to continuous review by the Board of Smith & Nephew plc and the Remuneration Committee and may be amended from time to time at their discretion. However, You shall be eligible for cover under any such schemes or policies from time to time in force for the benefit of directors and senior executives.

9.2	Pension Plan

We will pay an annual contribution of 30% of your basic salary (less required deductions) into an appropriate pension arrangement of your choice.

No contracting out certificate is in force in relation to your employment.

9.3	Life Assurance

We will provide You with life assurance cover under the Smith & Nephew Stakeholder Group Death in Service Plan (the “Death in Service Plan”). The cover is provided through an insurance company (the “relevant insurer”). The benefit provided on death in service is (subject to the terms of the relevant insurer) 7 x base salary, of which 4 x will be paid as a lump sum to your dependants and 3 x base salary will be used to purchase a pension for your dependants.

9.4	Income Protection

Subject to the provisions below, we will make provision for an Income Protection Plan provided by an insurance company (the “relevant insurer”) offering an income protection benefit, whilst You are an employee, of 75% of base pay (including any State Invalidity Benefits) in the event that You are unable to work due to sickness or injury after an initial period of absence of 52 weeks.

9.5	Your participation in the Income Protection Plan is subject always to the rules of the relevant insurer’s scheme for the time being in force (details of which are available from Human Resources) and to the approval of the relevant insurer. In the event that the relevant insurer declines to provide or continue to provide benefits, as the case may be, under the Income Protection Plan, we shall not be liable to provide any benefit or compensation in lieu thereof.

9.6	We are entitled at any time (after giving You reasonable notice and reasonable assistance in implementing alternative arrangements) to terminate the Income Protection Plan or the Death in Service Plan or your participation in it and/or to withdraw or change the rules or benefits of the Income Protection Plan or the Death in Service Plan provided that such variation withdrawal or termination applies to all our employees who are employed at a comparable level to You, in which case we shall not be liable to provide any benefit or compensation in lieu thereof. It is a condition of your participation and continuing participation that You agree to undergo any medical examinations that might be required from time to time.

10.	PRIVATE MEDICAL INSURANCE

Private health cover will be provided from the date of joining for yourself, and if applicable, your spouse and any of your unmarried children who are under age 21 (or under age 24 if in full-time education).

11	HOLIDAYS

11.1	Our holiday year runs from 1 January to 31 December. In addition to bank holidays, You are entitled to 25 days’ paid holiday in each holiday year.

11.2	Holidays accrue pro-rata in each holiday year.

11.3	Holidays must be taken at times agreed with the Chairman. Holidays may not be carried forward from one holiday year to the next without our approval. There is no pay in lieu of untaken holiday at the end of the holiday year.

11.4	We may decide whether or not any holiday that You have taken forms part of your entitlement under the Working Time Regulations. Unless we decide otherwise, it is assumed that holidays accruing under those Regulations are taken first.

11.5	It may be necessary to set aside a certain number of days each year to cover the closure of the office at the Christmas and New Year periods and You will be informed if this is the case.

12.	EXPENSES

12.1	We will reimburse You for all business expenses that are properly and reasonably incurred and claimed by You in accordance with our expenses policy. Expense claims must be supported by whatever receipts or vouchers we require.

12.2	If we make a company credit card available to You, You must:

(a)	Take good care of it and immediately report if it is lost or stolen;

(b)	Only use the card for our business and in accordance with any applicable policy; and

(c)	Surrender it immediately on our request.

SECTION THREE: PROTECTING THE COMPANY WHILST YOU ARE EMPLOYED

13	GENERAL DUTIES

13.1	At all times during your employment (including any period of suspension or while on garden leave) You are subject to a duty of goodwill, trust and confidence, exclusive service and good faith towards us. Without limitation, these duties require that You must not:

(a)	compete with the Group;

(b)	make preparations (during hours when You are required to work) to compete with the Group after your employment has terminated;

(c)	solicit business from customers or potential customers of the Group;

(d)	encourage employees to leave employment with the Group against the Group’s wishes; and/or

(e)	copy information relating to the Group for a purpose other than for the benefit of the Group.

13.2	If You receive any approach from a third party to You, as Chief executive Officer of Smith & Nephew plc, to discuss a change of ownership or a significantly enhanced stake in Smith & Nephew plc You will be required to discuss such an approach with the Chairman of Smith & Nephew plc before any response is made to the third party concerned.

13.3	As a director, You must notify the Board, the board of Smith & Nephew plc and the board of any other Group company of which You are a member, immediately if You act (or omit to act) in a way that may amount to a breach of your obligations to the Group or if You become aware of or suspect any wrongdoing on the part of Group staff or contractors or any acts (or omissions) of third parties which might reasonably be expected to be harmful to the Group.

14.	OTHER INTERESTS

14.1	You must devote all of your working time to the Group. You must not undertake any activity or do anything that might reasonably be expected to affect the full and proper performance of your duties unless we agree first. Without limitation, You must not undertake any other employment or hold any other office without our prior formal agreement (such agreement not to be unreasonably withheld).

14.2	You may invest in publicly traded competitors or suppliers, provided the investment is minimal in relation to your net worth, and is formally pre-authorised by the Chairman of the board of Smith & Nephew plc. Ownership of a substantial amount of stock, however, in a publicly traded competitor or ownership of an interest in a privately held company that competes with Smith & Nephew is prohibited.

14.3	You confirm that You have informed us (and will continue to keep us informed) of any conflict that may exist between your (or your immediate family’s) interests and those of the Group.

14.4	You are not entitled to receive any discount, rebate, commission or other benefit in respect of business carried out by the Group (whether carried out by You or not) and You must immediately disclose to and account to us for any such benefit if You do receive it.

14.5	You must comply with our Code of Conduct at all times.

15.	MARKET ABUSE AND INSIDER DEALING

15.1	The freedom of Directors and certain employees to deal in the Company’s shares and ADRs is restricted in a number of ways including by UK statute, requirements of the London and New York Stock Exchanges and US Federal Securities laws. As a result, the Company has adopted the Smith & Nephew Code of Dealing (the “Code of Dealing”) which is based on the UK Listing Authority’s Model Code for Dealing in Securities.

15.2	The Dealing Code imposes restrictions to ensure that Directors, designated insiders and persons connected with them don’t abuse, or place themselves under suspicion of abusing, price sensitive information especially in periods leading up to an announcement of results or potential acquisitions or disposals of part of the business.

15.3	In view of your position you are considered to be a designated insider and a copy of the Code of Dealing will be sent to you under separate cover. You will be required to confirm that you have read and understood the Code of Dealing.

15.4	Any queries in relation to the Code of Dealing should be addressed to the Company Secretary, Smith & Nephew plc, 15 Adam Street, London WC2N 6LA.

16.	CONFIDENTIAL INFORMATION

16.1	During the course of your employment, You will be exposed to information that is secret, confidential or commercially sensitive and which (if disclosed or used for purposes other than those of the Group) could cause significant harm to the Group. In this Agreement, that information is referred to as Confidential Information and includes without limitation:

(a)	research and development carried out by the Group (whether or not that research is complete and including the outcome of any clinical or field trials) and potential areas of research and development identified by the Group;

(b)	details of any applications for regulatory approval or clearance for any products or services developed by the Group;

(c)	the Group’s intellectual property (except where this is not protected by patent or equivalent protection);

(d)	the Group’s manufacturing techniques and methods and ideas for manufacturing techniques and methods;

(e)	the Group’s marketing and sales strategies and plans;

(f)	potential acquisitions and disposals by the Group;

(g)	the Group’s financial and sales performance;

(h)	information relating to the Group’s employees and contractors including without limitation their perceived strengths and weaknesses, remuneration and contact details.

16.2	You must not use, disclose or permit to be used or disclosed (other than in the performance of your duties or as required by law) any Confidential Information. This restriction applies both during the course of your employment and following its termination except in relation to Confidential Information which has come into the public domain other than by virtue of a breach of duty by You.

16.3	You acknowledge that in the ordinary course of your employment, You will have access to Inside Information. You agree that all Inside Information is confidential and must not be used, disclosed or permitted to be used or disclosed except as may be necessary for the proper performance of your duties to us and in accordance with the requirements of the Market Abuse Directive or the law.

16.4	The provisions of this Agreement are without prejudice to any duties and obligations of confidentiality to which You may be subject at common law or equity.

16.5	You must use due care and diligence in making or issuing any press statement or giving any interview to a journalist or publishing or submitting for publication any article or opinion relating directly or indirectly to the Group.

16.6	You must not at any time make any untrue or misleading statement in relation to the Group.

17.	INTELLECTUAL PROPERTY

17.1	Due to the nature of your duties and your particular responsibilities, You recognise that You have a special obligation to further the interests of the Group.

17.2	You must disclose to us at once any idea or invention created in the manner prescribed by sections 39(1) and 39(2) of the Patents Act 1977. Any such inventions will then be dealt with in accordance with the provisions expressed in that Act.

17.3	You acknowledge that all trade marks, registered designs, design rights, copyright, database rights and other intellectual property rights (together, where registrable with the right to apply for registration of those rights, aside from those described in clause 17.2) will vest in and be our exclusive property or any of the Group Companies which we nominate if they come into existence during the normal course of your employment or by using materials, tools or knowledge made available through your employment. This applies regardless of whether those rights are in existence now or come into existence at any time in the future. If required to do so (whether during or after the termination of your employment), You must sign any document and do anything necessary to vest ownership in these rights in the Group as sole beneficial owner. Where ownership does not automatically vest by Act of Parliament, You must immediately assign all your interests to the Group. You irrevocably waive all your rights pursuant to sections 77 to 83 inclusive of the Copyright Designs and Patents Act 1988.

SECTION FOUR: DISCIPLINE AND GRIEVANCE

18.	You must comply with our disciplinary rules. Failure to do so is a serious breach of this Agreement. A copy of our disciplinary rules may be obtained from the Group Human Resources Director.

19.	The disciplinary procedure is referred to in the staff handbook. That procedure does not form part of this Agreement nor does it give rise to any contractual rights as between You and the Group. If You are dissatisfied with any disciplinary decision taken against You, You may appeal to the Chairman of the board of Smith & Nephew plc within 5 working days.

20.	If You have any grievance relating to your employment, You should raise it in the first instance with the Chairman of the board of Smith & Nephew plc and, if You so elect or are so requested, with the Group Human Resources Director in accordance with our grievance procedure.

21.	We have the right to suspend You with full pay and benefits at any time to allow us to conduct a disciplinary investigation or if your dismissal is being contemplated. Suspension may be for such period as is reasonably necessary in the circumstances and shall not normally exceed 7 days.

SECTION FIVE: SICKNESS AND ABSENCE FROM WORK

22.	INCAPACITY

22.1.	If You are unable to attend work due to sickness or accident, You must inform the Company Secretary of Smith & Nephew plc on the first morning of absence, or as soon as is reasonably possible.

22.2.	If your absence is for a period of 1 working day or more You will need to provide a self-certification form, obtainable from the Human Resources Department. This will cover You for a maximum of 7 calendar days, after which a doctor’s statement is required.

22.3.	If You are absent from work owing to illness or injury You will be entitled to salary during the period of absence in accordance with the following scale. All such payments will be subject to deduction of Statutory Sick Pay or National Insurance Sickness Benefit receivable.

Length of Continuous Service	Payment entitlement in any 12 month period
0 - 3 years	6 months full pay
6 months half pay
After 3 years	12 months full pay

22.4.	Your sick pay entitlement is based on your service at the beginning of the sickness period.

22.5.	The table set out in 22.3 also indicates the maximum sick pay entitlement payable in respect of one period of continuous absence as determined by our standard Company policy. This policy statement should be read in conjunction with Clauses 9.5 and 9.6 (Income Protection) which in your case may provide a higher level of benefit.

22.6.	Your entitlement to salary under the Company’s sick pay scheme includes any benefit from the Income Protection Plan where appropriate.

22.7.	At our request You will agree to undergo a medical examination performed by a doctor appointed and paid for by us. You authorise the Board and the Board of Smith & Nephew plc to have access to any reports produced as a result of that examination provided that You are also shown copies of the same.

SECTION SIX: TERMINATION OF EMPLOYMENT

23	NOTICE

23.1	We have to give You twelve months notice in writing to terminate your employment.

23.2	If You want to resign, You must give Us six months notice in writing.

23.3	We may terminate your employment immediately and without any entitlement to notice under 23.1 or compensation if:

(a)	You are guilty of gross misconduct or gross negligence;

(b)	without reasonable cause, You neglect, omit or refuse to perform all or any of your duties or obligations under this Agreement or You fail to any substantial or material extent to observe and perform the provisions of this Agreement to our reasonable satisfaction provided always that where such matters are capable of remedy, We shall not terminate pursuant to this clause unless and until We have given You 28 days’ written notice of the relevant matter requiring You to remedy the same and You have failed to do so; or

(c)	You misconduct yourself whether during or outside the course of your duties under this Agreement in such a way that in our reasonable opinion our business, operation, interests or reputation of that of the Group are or are likely to be, prejudicially affected provided always that where such misconduct is capable of remedy so as to avoid such prejudicial effect, We shall not terminate pursuant to this clause unless and until We have given You 28 days’ written notice of the misconduct requiring You to remedy the same and You have failed to do so; or

(d)	You commit any criminal offence (including in particular any offence involving dishonesty or violence) other than an offence which does not in our reasonable opinion affect your position under this Agreement; or

(e)	You commit an offence under any statutory enactment or regulation or any provision of this Agreement relating to insider dealing or market abuse (whether that enactment was passed in the United Kingdom or United States of America or elsewhere); or

(f)	You become bankrupt or make or attempt to make any composition with your creditors; or

(g)	You become prohibited by law from being a director of a company or You cease to be a director of a Group Company without our consent or concurrence; or

(h)	You are guilty of any deliberate act of discrimination, harassment or victimisation on grounds of race, sex, disability, sexual orientation, religion/religious belief or age.

24	GARDEN LEAVE

24.1	During any period of notice, and provided that We continue to pay your salary and provide the benefits (other than bonus) to which You are entitled under this Agreement until your employment terminates, then We are entitled at our absolute discretion during the remaining period of your notice period (or any part of such period) to place You on garden leave. This means that We may require You:

(a)	not to carry out all or part of your duties or to exercise your powers or responsibilities under this Agreement or require You to carry out alternative duties;

(b)	to resign immediately from any offices You may hold with the Group;

(c)	not to attend your place of work or any other Group premises;

(d)	not to have contact (including socially) with any suppliers or customers of the Group or with employees (other than socially) except as authorised by Us;

(e)	to return to Us all documents, computer disks and other property (including summaries, extracts or copies) belonging to the Group or to its or their customers;

(f)	to work from your home and/or to carry out exceptional duties or special projects outside the normal scope of your duties and responsibilities provided always that such special projects are appropriate to your status, skills and experience; and/or

(g)	to take or not to take all or part of any outstanding holiday during your notice period.

24.2	You will have no entitlement to bonus in respect of any period of garden leave but the Remuneration Committee may, in its absolute discretion, determine to pay You be paid a sum in respect of bonus in respect of such period.

24.3	In the event that it is agreed that any period of garden leave should come to an end and your employment terminate to allow You to commence employment elsewhere, all payments to You would then cease and You would have no right to compensation in respect of any outstanding period of notice.

25	CORPORATE GOVERNANCE AND PAYMENT IN LIEU

25.1	Following a decision to terminate your employment (except in the circumstances defined under 23.3) or where you have served notice to terminate your employment, the Remuneration Committee may in its absolute discretion determine that You should neither work out your notice period in full nor be placed on garden leave (as provided for in clause 24 above) but that your employment should be terminated immediately and You should be paid a sum equivalent to all of the salary you would have been paid and the cost We would have incurred in providing the benefits set out in clauses 8, 9, and 10 above if We had required You to work during your notice period (a “Payment in Lieu in Notice”). In such circumstances, We may terminate your employment with immediate effect and pay you a Payment in Lieu in full and final settlement of any claims (other than statutory claims) you may have against Us or any Group Company arising from your employment or the termination thereof. You will have no entitlement to bonus in respect of any period of notice which You have not worked but the Remuneration Committee may, in its absolute discretion, determine that You be paid a sum in respect of bonus in respect of such period, in which case We will make you such payment in accordance with such determination.

25.2	In deciding whether to exercise any discretion under Clauses 24.2 and 25.1, the Remuneration Committee will take into account all relevant circumstances including the Group’s policy not to “reward for failure”, the appropriateness of your obligation to mitigate for loss, and other relevant “corporate governance” guidelines.

26	OTHER TERMINATION PROVISIONS

26.1	Nothing in this Agreement shall prevent us from terminating your employment on grounds of ill-health if You are unable through health reasons (in circumstances of at least 26 week’s absence) to perform your duties even though at the time your employment terminates You have not exhausted your full sick pay entitlement or the consequence of the termination would be to end your entitlement to any further payments under the Income Protection Plan.

26.2	On termination of your employment, your entitlement to accrued holiday pay will be calculated pro-rata. If You have untaken holiday due under the Working Time Regulations on the date your employment terminates, You will be entitled to pay in lieu of that untaken holiday (save that if You are dismissed for gross misconduct or gross negligence then that pay in lieu will be calculated at the rate of £1 per day).

26.3	If your employment terminates, You agree that You will immediately (at our expense) transfer all shares held by You as a result of our asking You to hold them on our behalf, either in trust or as a nominee, to whatever persons we direct.

26.4	On termination of your employment (or earlier if requested), You will immediately return to us all Group property in your possession or control (without keeping any copies). This obligation extends to any copies, drafts, notes, extracts or summaries (however stored or made) of all documents and software that relate to the Group’s business. If You have stored or copied any of the Group’s data or information onto a computer, personal organiser or other electronic storage device which does not belong to the Group then You must immediately irretrievably delete that data or information and must allow us to have access to that device to verify that the data or information has been deleted. Provided always that You shall be entitled to retain copies of Board Minutes (and documents referred to therein) relating to any period during which You are a director of the Company.

26.5	You will immediately on termination of your employment or at any other time on request of the Board, resign immediately without claim for compensation as a director of any Group Company or from any trusteeship, office or appointment held by You on behalf of the Group provided that You shall only be required to resign as a director of Smith & Nephew Plc on or immediately before the termination of your employment.

27.	CHANGE OF CONTROL

27.1	If a Change of Control takes place and within the period of 12 months after that Change of Control you terminate the employment by reason of the occurrence of a Material Adverse Change by giving three months’ notice to Us in writing (stating that a Material Adverse Change has occurred), We shall then be obliged, within one week after the date on which the employment so terminates, to pay to you a sum (the Change of Control Payment) equal to the aggregate of (i) the payment which you would have received under clause 25.1 of this Agreement as if the Remuneration Committee had exercised its discretion and determined that You be paid a Payment in Lieu as specified in that clause; and (ii) your target bonus for the year in which your employment terminates under the Group Executive Bonus Plan. We will also provide you with reasonable executive outplacement assistance. For the avoidance of doubt, if notice of termination of employment has already been given by either party before a notice of termination by reason of a Material Adverse Change is given, the Change of Control Payment will be calculated taking into account notice already served.

27.2	The Change of Control Payment shall be subject to such deductions as may be required by law and shall be made in full and final settlement of any claims (other than statutory claims) you have or may have against the Company or any Group Company arising from the employment or the termination thereof.

27.3	Where a Change of Control occurs, awards under the Smith & Nephew Stock Incentive Plans will be treated in accordance with the Rules of each of those Plans.

27.4	These change in control terms supersede the notice terms and entitlement set out in the Termination of Employment section.

SECTION SEVEN: PROTECTING THE COMPANY AFTER YOUR EMPLOYMENT HAS ENDED

28	CONFIDENTIALITY

28.1	The confidentiality provisions set out in clause 16 continue to apply to protect Confidential Information following the termination of your employment.

29	RESTRICTIVE COVENANTS

29.1	At any time in the period set out in Column A below, You must not carry out the activities set out in Column B. The Column B activities, however, are subject to the provisos and limitations set out in Column C.

A (Restricted Period)	B (Restricted Activity)	C (Provisos and Limitations)
12 months from the date your employment with Us ends	Accepting employment with or engaging, assisting or being interested in any undertaking which carries out research, development or manufacturing of products or services in the fields of biologics, orthopaedics, endoscopy and/or wound management and treatment.	This restriction only applies where: (a) You were materially concerned with research, development or manufacturing of that type during the last 12 months of your employment; and (b) that undertaking competes with the Group.

12 months from the date your employment with Us ends	Accepting employment with or engaging, assisting or being interested in any undertaking which carries out marketing and/or selling of products or services in the fields of biologics, orthopaedics, endoscopy and/or wound management and treatment.	This restriction only applies where: (a) You were materially concerned with marketing and selling of that type during the last 12 months of your employment; and (b) that undertaking competes with the Group; and (c) that marketing or selling takes place in a Prohibited Territory.

12 months from the date your employment with Us ends	Soliciting orders from or being concerned with the supply of orders to any person who is a customer of the Group.	This restriction only applies where: (a) the orders would be supplied in a Prohibited Territory; (b) the orders relate to the supply of products or services in the fields of biologics, orthopaedics, endoscopy and/or wound management; (c) the orders are in competition with the Group; (d) that person was someone with whom (during the last 12 months of your employment) You had personal contact or were materially concerned or about whom You possessed confidential information; and (e) that person had been a customer in the last 12 months of your employment. The expression “customer” includes a prospective customer.

12 months from the date your employment with Us ends	Interfering or trying to interfere with the continuance of supplies to the Group or the terms on which those supplies are provided	This restriction only applies if the supplier is a person with whom (during the last 12 months of your employment) You had personal contact or were materially concerned or about whom You possessed confidential information.

12 months from the date your employment with Us ends	Offering employment to an employee of the Group or persuading an employee to leave the Group.	This restriction only applies if: (a) the employee is engaged in an executive, managerial, sales, research or development role; and (b) during the last 12 months of your employment, You had personal contact or were materially concerned with or possessed confidential information about the employee. The expression “employee” includes consultants, non-executive directors and contractors. It is immaterial whether or not the employee leaves the Group in breach of contract.

29.2	These covenants prevent You from doing the restricted activities yourself or in any other way. You must not do them through others acting on your behalf or on your instructions or with your encouragement. You must not do them whether they are for your benefit or not.

29.3	The duration of these restrictive covenants shall be reduced by an amount equal to the time that You may be placed on garden leave by Us.

29.4	The expression “last 12 months of your employment” excludes any time spent by You on garden leave.

29.5	The expression “Prohibited Territory” means:

(a)	In North and South America - Canada, Mexico, Puerto Rico and the United States

(b)	In Europe - Austria, Belgium, Bulgaria, Croatia, Czech Republic, Denmark, Eire, Estonia, Finland, France, Germany, Hungary, Italy, Latvia, Lithuania, Netherlands, Norway, Portugal, Russian Federation, Slovakia, Slovenia, Spain, Sweden, Switzerland, United Kingdom

(c)	In Asia - Brunei, China, Hong Kong, India, Indonesia, Japan, Malaysia, Myanmar, Pakistan, Philippines, Singapore, South Korea, Sri Lanka, Taiwan, Thailand

(d)	In Australasia - Australia, New Zealand

(e)	In Middle East - United Arab Emirates

(f)	In Africa - South Africa

as well as any other country in which (at the date your employment terminates) the Group markets or sells products or services directly or via a distributor or agent.

29.6	If the business of the Group expands beyond the fields of biologics, orthopaedics, endoscopy and wound management/treatment then the restrictive covenants will also apply to protect those new fields of activity.

29.7	If You apply for or are offered a new employment, appointment or engagement, You must immediately bring the terms of this Agreement to the attention of the person to whom You are applying or the person making that offer.

SECTION EIGHT: MISCELLANEOUS AND GENERAL PROVISIONS

30	DEFINITIONS

30.1	In this Agreement, the following words have the following meanings:

Board: The Board of Directors of Smith & Nephew plc from time to time and any person or committee authorised by the Board to act as its representative for the purposes of this Agreement

Change of Control: means the acquisition by any person whether alone or together with any person acting in concert with him of Control of Smith & Nephew plc but shall not mean an acquisition of Control of Smith & Nephew plc by another company the shares of which, immediately following such an acquisition, are all held by the holders of the shares of Smith & Nephew plc immediately prior to such an acquisition in materially the same proportion as they held shares in Smith & Nephew plc immediately prior to such an acquisition;

Control: means the acquisition by any person whether alone or together with any person acting in concert with him of the power to secure (whether by means of the holding of shares or the possession of a voting power in relation to Smith & Nephew plc) that the affairs of Smith & Nephew plc are conducted in accordance with the wishes of that person;

Material Adverse Change: We make a material adverse change to your title, responsibilities or status, salary or benefits or change your principal place of work to a place other than the United Kingdom;

Group: All or any of the Group Companies

Group Company: Smith & Nephew plc and its subsidiaries and any holding company and the other subsidiaries of that holding company (as those expressions are defined in the Companies Act 2006) together with any associated company (which means any other company in which we or our holding company or any subsidiary of ours or our holding company beneficially holds not less than 20% of the equity share capital)

Remuneration Committee: The sub-committee of the Board comprising non-executive directors, responsible for setting (inter alia) the pay and benefits of the executive directors of Smith & Nephew plc.

30.2	Any reference to a statutory provision includes all re-enactments and modifications of that provision and any regulations made under it or them.

30.3	The headings in this Agreement are for convenience only. They do not form part of this Agreement and do not affect its interpretation.

30.4	Any reference in this Agreement to You, if appropriate, includes your personal representatives.

30.5	Any reference in this Agreement to we or us includes any Group Company if the context requires or if we so decide.

31	GENERAL PROVISIONS

31.1	Any provision in this Agreement which confers any rights or powers means those rights or powers as exercised by us from time to time. Those rights or powers may be exercised by the Board or by any other person acting on our behalf and within the scope of their authority.

31.2	Any reference to any rule, regulation, policy, procedure or scheme means the rule, regulation, policy, procedure or scheme that is in force and as amended from time to time.

31.3	Any rule, regulation, policy, procedure or scheme referred to in this Agreement may be varied (in whole or part) or cancelled or terminated by us at any time. We are not obliged to give any prior warning before making that variation, cancellation or termination nor are we under any obligation to compensate You for that variation, cancellation or termination, even if You are disadvantaged (financially or otherwise) as a result. We are not obliged to substitute a replacement rule, regulation, policy, procedure or scheme but, if we do provide a substitute, it may be on whatever terms we consider appropriate provided always that You shall be treated no less favourably than other senior executives of comparable status to yourself under those terms. The duty of trust and confidence shall not extend to any exercise by us of the rights and powers contained in this clause.

31.4	If any scheme provider (not limited to an insurance company) or other third party refuses for any reason to provide any benefit which is set out in this Agreement (or to provide any benefit on terms that we consider to be reasonable) in relation to You or if applicable to your spouse, partner or children then we are not liable to make any payment; provide any replacement benefit or pay compensation in lieu of that benefit. We may in our discretion challenge any refusal (and shall not unreasonably refuse your request for such a challenge) by any scheme provider or other third party to provide benefits but, if we do, it is on condition that:

(a)	You take all proper measures to appeal against the refusal in accordance with any applicable scheme and meet all reasonable costs associated with that appeal;

(b)	You co-operate fully with us and disclose all relevant personal information;

(c)	If required, You attend a medical examination with one or more medical practitioners selected and instructed by us; and

(d)	You indemnify us fully against all reasonable costs, expenses and claims incurred by us in connection with challenging that refusal.

31.5	Any provision of this Agreement which says that You must not do something means that You must not do it yourself or in any other way. You must not do it through others acting on your behalf or on your instructions or with your encouragement.

31.6	You agree to comply with all our policies and procedures including without limitation our email and internet policy and data protection policy.

31.7	Nothing in this Agreement confers any rights on your spouse, dependants, relatives or any third party except that, for the purposes of the Contracts (Rights of Third Parties) Act 1999, the Group can enforce the restrictive covenants, confidentiality, intellectual property clauses and any other clause of this Agreement that purports to confer rights on the Group in relation to You.

31.8	Any delay by the Group or You in exercising any of its rights under this Agreement will not constitute a waiver of those rights.

31.9

You appoint us to be your attorney (in your name and on your behalf) to execute any instrument or do any thing necessary for the purpose of giving to us or our nominee the full benefit of the provisions of clauses 21, 31.3 and 31.5 of this Agreement. You acknowledge in favour of any third party that a certificate in writing, which is signed by any director or secretary of the Board, or of the board of Smith & Nephew plc, stating that any instrument or act falls within the authority conferred shall be conclusive evidence that such is the case.

32	DEDUCTIONS

32.1	You authorise us at any time during your employment or following its termination (whether or not that termination is lawful) to deduct from your wages (as that expression is defined in the Employment Rights Act 1996) any monies due from You to the Group, including without limitation the outstanding balance of any loan account; the cost of repairing any damage or loss to Group property caused by You; any overpayment of holiday pay; and any loss suffered by the Group as a result of any breach of contract, statutory duty or tort committed by You.

32.2	All amounts payable by Us under or in accordance with this Agreement shall be subject to such deductions as may be required by law.

33	DATA PROTECTION

33.1	You consent to Us and any Group Company processing data relating to you at any time (whether before, during or after your employment) for the following purposes:

(a) performing its obligations under this Agreement (including remuneration, payroll, pension, insurance and other benefits, tax and national insurance obligations);

(b) our legitimate interests or those of any Group Company including any sickness policy, working time policy, investigating any acts or defaults by you (or alleged or suspected acts or defaults), security, management forecasting or planning and negotiations with you; and

(c) processing in connection with any merger, sale or acquisition of a company or business in which we or any Group Company is involved or any transfer of any business in which you perform your duties.

33.2	You explicitly consent to Us and any Group Company processing sensitive personal data (within the meaning of the Data Protection Act 1998) at any time (whether before, during or after your employment) for the following purposes:

(a) where the sensitive personal data relates to your health, any processing in connection with the operation of our (or any Group Company’s) sickness policy or any relevant pension scheme or monitoring absence;

(b) where the sensitive personal data relates to an offence committed, or allegedly committed, by you or any related proceedings, processing for the purpose of disciplinary investigation and/or action by Us or any Group Company;

(c) for all sensitive personal data, any processing in connection with any merger, sale or acquisition of a company or business in which We or any Group Company is involved or any transfer of any business in which you perform your duties; and

(d) for all sensitive personal data, any processing in our legitimate interests or those of any Group Company.

33.3	You agree to use all reasonable endeavours to keep us informed of any changes to your personal data and to comply with the Data Protection Act 1998.

34	COLLECTIVE AGREEMENTS

There are no collective agreements with trade unions that directly affect your terms and conditions of employment.

35	NOTICES

35.1	Any notice to be given under this agreement shall be in writing. Notices may be delivered by hand; sent by first-class post or email. In your case, a notice will be deemed to have been validly served if it is sent to the last address that You have notified to us as being your address. In our case, any notice should be addressed to the Company Secretary of Smith & Nephew plc and should be sent to our registered office address or to their personal email address.

35.2	Any notice served by post will be deemed to have been served 48 hours after it was posted or in the case of email, 1 hour after it was sent.

36	TERMINATION OF PREVIOUS AGREEMENTS

36.1	This Agreement, together with any other documents referred to in this Agreement, constitutes the entire agreement and understanding between the parties, and supersedes all other agreements both oral and in writing between You and us which shall be deemed to have been terminated by mutual consent as from the date of this Agreement.

36.2	You acknowledge that You have not entered into this Agreement in reliance upon any representation, warranty or undertaking which is not set out in this Agreement or expressly referred to in it as forming part of your contract of employment.

37	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

37.1	A person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

38	GOVERNING LAW AND JURISDICTION

38.1	This Agreement is governed by and interpreted in accordance with English law.

38.2	The parties submit to the non-exclusive jurisdiction of the High Court of England and Wales in connection with any claim, dispute or matter arising out of relating to this Agreement.

IN WITNESS of which the parties have executed this Agreement on the date set out above.

EXECUTED AS A DEED	SIGNED and delivered as a deed by
Director/Secretary	Olivier Bohuon

Signature:	Signature:

in the presence of
Name:	Signature of Witness:

Name:

Address of Witness: